

August 16, 2013

Via E-mail
Thomas R. Mika
Chief Executive Officer
CollabRx, Inc.
44 Montgomery Street, Suite 800
San Francisco, CA 94104

>   **Re: CollabRx, Inc.**
>   **Form 10-K for the Fiscal Year Ended March 31, 2013**
>   **Filed June 27, 2013**
>   **Response dated August 2, 2013**
>   **File No. 001-35141**

Dear Mr. Mika:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Overview of Our Current Business, page 5

1.   We note your response to prior comment 4 and your disclosure on page 5 that a professional version of your Therapy Finder is offered to registered physicians through the website MedPage Today. Please tell us, and revise future filings as appropriate to clarify, the difference between the free of charge version of your product offered on your website and the professional version. Also tell us whether your product is offered free of charge on MedPage Today.

2.   We note the first two paragraphs of your response to prior comment 5. Please confirm that you will revise future filings to disclose the reasons for including the market data information in your filings so investors may understand the relevance of your estimates, given that you are unable to accurately estimate the size of your particular segment within the broader cancer testing market.

Index to Exhibits, page 60

3. We have reviewed your response to prior comment 11. Please note that Regulation S-K Item 601(b)(3)(i) requires that a complete copy of your articles as amended be contained in one filing, but that you did not file a complete copy of your certificate of incorporation with all of the amendments thereto as an exhibit to your Form 10-Q filed on August 14, 2013. Please confirm that you will include such an exhibit in your next appropriate filing.

4. We note your response to prior comment 12. Please tell us the basis for your belief that you are not substantially dependent on your agreement with Life Technologies, Inc. In this regard, we note your disclosure at the top of page 29 of your Form 10-K regarding the increase in your gross profits resulting from your commercialization activities pursuant to that agreement, and on page 7 of your Form 10-Q filed on August 14, 2013 that Life Technologies accounted for 93% of your revenue and accounts receivable for the three months ended June 30, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brian Soares at (202) 551-3580 or Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (via e-mail):   William Davisson, Esq.
                    Goodwin Procter LLP